September 24, 2019

Jason Zhang
Chief Financial Officer
Phoenix Tree Holdings Ltd
Room 212, Chao Yang Shou Fu
8 Chao Yang Men Nei Street
Dongcheng District, Beijing 100010
People's Republic of China

       Re: Phoenix Tree Holdings Ltd
           Draft Registration Statement on Form F-1
           Submitted August 28, 2019
           CIK No. 0001785154

Dear Mr. Zhang:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 filed August 28, 2019

Cover Page

1. Please clarify whether the company will be a "controlled company" under the definition of the applicable stock exchange after the offering and provide appropriate disclosure in this section as well as in the prospectus summary and risk factors sections, to the extent appropriate. In this regard, we note your disclosure in the risk factor section on page
       43 indicating that there will be a concentration of ownership post-offering.
 Jason Zhang
FirstName LastNameJason Zhang
Phoenix Tree Holdings Ltd
Comapany 24, 2019
September NamePhoenix Tree Holdings Ltd
September 24, 2019 Page 2
Page 2
FirstName LastName
Prospectus Summary, page 1

2.       Please revise to provide the date of the iResearch Report.
Prospectus Summary
Our Business, page 1

3. We refer to your disclosure on page 4 where you provide certain data indicating your ranking among your peers. To balance your disclosure, please revise footnotes 4 and 5 to provide the renewal rate of residents and the renewal rate of property owners for each of the periods presented. To the extent the balancing disclosure changes your ranking among your peers, please revise to so state.
Our corporate actions are significantly influenced by our principal shareholders, page 42

4. Please expand this risk factor to also explain in greater detail the types of corporate matters that your principal shareholders will have the ability to control. Please also disclose if future issuances of high-vote shares may be dilutive to low-vote shareholders.
Risk Factors
Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement, page 58

5. Please disclose whether your forum selection provision applies to actions arising under the
         Securities Act or Exchange Act. In that regard, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and to state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly. Please make corresponding changes to your description of ADS section.
6. You state that the depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement. Please provide a description of this provision and clarify whether, and if so how, this provision affects the rights of your ADS holders to pursue claims under United
         States federal securities laws. Also discuss the material risks of the provision or other impacts on shareholders, any uncertainty about enforceability, and whether or not the provision applies to purchasers in secondary transactions. Please make corresponding
 Jason Zhang
FirstName LastNameJason Zhang
Phoenix Tree Holdings Ltd
Comapany 24, 2019
September NamePhoenix Tree Holdings Ltd
September 24, 2019 Page 3
Page 3
FirstName LastName
         changes to your description of ADS section.
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, page 61

7. Please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. When a depositary is selected, please ensure that the deposit agreement addresses these issues as well, and revise the
         Description of American Depositary Shares section accordingly. Please also discuss whether or not the provision applies to purchasers in secondary transactions.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
82

8. Please provide a detailed discussion of the financing arrangements that lead tenants to prepay their rents, including but not limited to, the following:

             the typical amount financed, and whether it is generally for the entire lease term with the tenant;
             the incentives provided to tenants to cause them to enter into these arrangements;
             the percentage of your tenants that have entered into these financing arrangements;
             the percentage of your tenants that historically have entered into these financing arrangements and terminated their leases early; and the typical repayment timeframe for these loans once a tenant has defaulted or
             terminated their lease.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations, page 82

9. We note your disclosure that your ability to improve your efficiency in renovation and furnishing and reduce the average length of the pre-opening period is an important factor affecting your results of operations. Please tell us if management calculates and tracks the average length of the pre-opening period. If so, please consider providing disclosure on this metric to the extent material to an understanding of your results of operations.
Key Operating Metrics, page 84

10. We refer to your revenue backlog disclosure on pages 81 and 84, which vary from actual revenues provided on page 91. Please discuss material trends, if any, relating to your revenue backlogs.
Our Economics, page 84

11. Please expand your disclosure to provide qualitative disclosure with respect to what constitutes "certain period of time" or "payback period." To the extent the payback period
 Jason Zhang
FirstName LastNameJason Zhang
Phoenix Tree Holdings Ltd
Comapany 24, 2019
September NamePhoenix Tree Holdings Ltd
September 24, 2019 Page 4
Page 4
FirstName LastName
         is a range, please provide the ranges for the periods presented if material to an understanding of your results of operations. In this regard, we note your disclosure that as you expand your scale, you anticipate that you will be able to improve your cost efficiency, further enhance your return and shorten your payback period. We also note that the company has incurred net losses since inception notwithstanding that the average days for renovation and furnishing and the average cost for renovation and furnishing have steadily decreased as disclosed on page 127. We also note your disclosure on page
         83 that rental cost collectively with pre-opening expense constitute the largest component of your operating expenses.
Results of Operations, page 91

12. There are several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source are not disclosed. For instance, you disclose that the increase in your revenues was primarily driven by an expansion of your apartment network through both organic growth and acquisition of Aishangzu. You also disclose on page 85 that you derive your revenues primarily from rents and service fees. Please revise to quantify the amount each source contributed to a material change in your revenues. As an example, you should quantify the increase that is attributable to recent acquisitions. We refer you to
Part I, Item 5.A of Form
         20-F and Section III.D of SEC Interpretive Release 33-6835.
Business, page 108

13. You state that, as of June 30, 2019, you established operations in 10 tier 1 and tier 2 cities in China. To the extent your operations are concentrated in a geographic location, please provide risk factor disclosure related to the geographic concentration or tell us why you do not believe such geographic concentrations are material to evaluating your business.
Our Products and Service Offerings , page 116

14. You state on page 119 that you have two additional Dream Apartment facilities in Beijing that have just completed renovation and five additional facilities in Beijing and Shanghai that are still under renovation. To the extent material, please disclose the anticipated completion date, scope of development, costs incurred to date and budgeted costs for the facilities still under renovation, and, for the completed renovations, disclose development costs per square foot.
Taxation, page 184

15. We note that you intend to file the opinion of Simpson Thacher & Bartlett regarding certain United States federal tax matters, Maples and Calder regarding certain Cayman
         Islands tax matters, and Haiwen & Partners regarding certain PRC tax matters as Exhibits
         8.1, 8.2 and 8.3, respectively. Please revise to clearly identify each material tax consequence being opined upon and identify the tax counsels. For guidance, refer to
 Jason Zhang
Phoenix Tree Holdings Ltd
September 24, 2019
Page 5
      Section III of Staff Legal Bulletin No. 19.
General

16. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
17. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus that are not already included. Upon review of such materials, we may have further comments. For guidance, refer to Question
101.02 of our
      Securities Act Forms Compliance and Disclosure Interpretations.
       You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Wilson Lee, Staff
Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-
3673 or Sonia Barros, Assistant Director, at (202) 551-3655 with any other questions.



                                                            Sincerely,

FirstName LastNameJason Zhang                               Division of
Corporation Finance
                                                            Office of Real
Estate and
Comapany NamePhoenix Tree Holdings Ltd
                                                            Commodities
September 24, 2019 Page 5
cc:       Chris Lin
FirstName LastName